FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May, 2008

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	A company announcement made on May 1, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: May 2, 2008	By:	/s/ KENJI KINOSHITA
Kenji Kinoshita
Director and Senior Executive Officer

Public Notice Concerning Summary Share Exchange

To shareholders:

May 1, 2008

Kunio Noji Representative Director Komatsu Ltd. 3-6, Akasaka 2-chome, Minato-ku, Tokyo, Japan

We hereby publicly announce that at the board of directors meeting held on April 30, 2008, Wednesday, we resolved that we would implement a share exchange through which NIPPEI TOYAMA Corporation (Address of the headquarter: 26-2, Minami-Ohi 6-chome, Shinagawa-ku, Tokyo) will become a wholly owned subsidiary of Komatsu Ltd. effective as of August 1, 2008, Friday.

Since this share exchange will be implemented without approval at a general meeting of shareholders as set forth in Article 795, Paragraph 1 of the Companies Act, in accordance with Article 796, Paragraph 3 of the Companies Act, shareholders who oppose to this share exchange are requested to notify such intention in writing within 2 weeks after the date of this public notice.

In addition, shareholders who desire to exercise the right of demand for purchase of shares are requested to notify such intention and the number of concerned shares in writing from 20 days prior to the effective date until the day immediately preceding the effective date.

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